

Mail Stop 3010

December 28, 2009

Mr. Mark A. Peterson
Chief Financial Officer
Entertainment Properties Trust
30 West Pershing Road, Suite 201
Kansas City, Missouri 64108

> **Re:** **Entertainment Properties Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 24, 2009**
> **Schedule 14A**
> **Filed April 17, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 7, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed July 28, 2009**
> **Form 10-Q for the quarter ended September 30, 2009**
> **Filed November 5, 2009**
> **File No. 001-13561**

Dear Mr. Mark A. Peterson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1 – Business

General, page 7

1. We note that total investments, as it is defined on page 7, appears to be a non-GAAP measure. Clarify how you met the disclosure requirements of Item 10(e) of Regulation S-K.

Item 2. Properties, page 27

2. We note your disclosure regarding your real estate portfolio. In future Form 10-K filings, on a portfolio basis please also disclose:

   ▪ The number of tenants, if any, occupying ten percent for more of the rentable square footage and principal nature of business of such tenant; and

   ▪ The average effective annual rental per square foot or unit for each of the last five years.

   Please supplementally provide us your proposed disclosure.

Financial Statements and Notes

Consolidated Statements of Income, page 70

3. We note that you have included dividends per share on the face of your Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5 (or paragraph 37 of SFAS 128).

Note 2 – Summary of Significant Accounting Policies

Mortgage Notes and Other Notes Receivable, page 80

4. Clarify how you are utilizing FASB ASC 310-10-S99-4 (or SAB Topic 6.L) and 310-10-35-36 (or EITF D-80) to establish general reserves for the remaining portion of your loan portfolio that has not been identified as individually impaired.

Note 4 – Investment in Mortgage Notes, page 85 – 88

5. Refer to your Form 10-Q for the quarter ended March 31, 2009. We note that the mortgage note receivables with Metropolis Limited Partnership and Concord Resorts, LLC as well as other note receivables as described in Note 8 within the Form 10-K for the year ended December 31, 2008 were considered impaired during the quarter ended March 31, 2009. Explain to us for each receivable the facts and circumstances that occurred during the quarter that would not have deemed the notes to be impaired for the year ended December 31, 2008.

Note 12 – Fair Value of Financial Instruments

Investment in Direct Financing Lease, page 107

6. We note that you determined the value of your investment in a direct financing lease to be $140.8 million for the year ended December 31, 2008. Given that the investment had a carrying value of $166.1 million, it appears that your investment is impaired. Explain to us why you did not recognize a related impairment charge as of December 31, 2008.

Exhibit Index, page 136

7. It appears that some of the exhibits that you have filed with, or incorporated by reference to, the Form 10-K and listed in the exhibit index omit certain other exhibits or schedules to the filed exhibits. Please explain to us why exhibits 4.7, 4.8 and 10.9 have omissions from them of exhibits and schedules that are part of filed exhibits. Alternatively, file complete copies of the exhibits.

Schedule 14A

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Annual Incentive Performance, page 18

8. On page 18, you state that your compensation committee determines annual incentive amounts based upon an assessment of a combination of the individual performance of the executive and the Company's overall performance. On page 20, however, you state that based upon your compensation committee's determination that the three primary performance factors it articulated for 2008 (growth in FFO per share, ROIC and ROACE) each exceeded expectations, the committee established bonuses under our Annual Incentive Program at or near the maximum levels established for 2008. Please clearly state whether the awards

granted under the Annual Incentive Program are based solely on the Company's overall performance or are based on a combination of the individual performance of the executive and the Company's overall performance. Provide this disclosure in future filings and tell us how you plan to comply.

9. You disclose that your compensation committee identified three primary quantitative performance factors in making incentive payout decisions:

   ▪ FFO per share growth;

   ▪ Return on invested capital; and

   ▪ Return on average common equity.

   You also disclose that you exceeded these three performance factors for 2008 and thus your compensation committee approved bonuses at or near the maximum levels. Please disclose the actual results for each of these three performance measures as well as the targets for each of these three performance measures. Provide this disclosure in future filings and tell us how you plan to comply.

10. You state that you have adopted various elements of compensation to, in part, align the interests of your executives with those of our shareholders, with the goal of maximizing shareholder value creation. You also state that annual incentive awards are designed to primarily reward short-term operational and financial performance, while equity incentive awards are designed to encourage the creation of long-term shareholder value and reward long-term performance. In light of this, please further disclose why you chose to award incentive compensation under your Long-Term Incentive Plan at or above targets even though you had negative total shareholder return in 2008. Provide this disclosure in future filings and tell us how you plan to comply.

Transactions Between the Company and Trustees, Officers or Their Affiliates, page 35

11. Please provide the disclosure called for by Item 404(b) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to comply.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2009

Financial Statements and Notes

Note 5 – Investments in Mortgage Notes and Notes Receivable, page 18

12. We note that you recognized a total impairment charge of $66 million as of September 30, 2009 for the mortgage note receivable with Metropolis Limited Partnership and other various note receivables. We also note in previous reporting periods that although you deemed these receivables impaired you did not recognize an impairment charge as the underlying collateral exceeded the amount of the note. Please tell us for each receivable the facts and circumstances that existed as of September 30, 2009 that would not have led to an impairment charge being recognized in the previous reporting periods.

Concord Resorts, page 18

13. We note the collateral, 1,584 acres of land, underlying the note receivable with Concord Resorts, LLC was valued using an independent appraisal as of April 30, 2009. Tell us and disclose in future filings the value of the land and how such value was determined as of September 30, 2009.

Toronto Dundas Square Project, page 18

14. We note that the value of the 13 level entertainment center, which is the underlying collateral of the note receivable with Metropolis Limited Partnership, was based on various factors including an independent appraisal completed in September 2009. Tell us and disclose in future filings the value of the collateral and the other factors that were used in determining the value of such collateral.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed responses greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446, Yolanda Crittendon at (202) 551-3472 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Phil Rothenberg at (202) 551-3466 with any other questions.

Sincerely,

Cicely Lamothe
Branch Chief